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                                  Filed by Etablissements Delhaize Freres et Cie
                                  "Le Lion" S.A.
                                  Pursuant to Rule 425 of the Securities Act of 1933
                                  Subject Company: Delhaize America, Inc.
                                  Commission File No. 1-15275


[DELHAIZE GROUP LOGO]       [DELHAIZE AMERICA LOGO]




April 16, 2001

FOR IMMEDIATE RELEASE

             DELHAIZE GROUP AND DELHAIZE AMERICA FILE POST-EFFECTIVE
                             AMENDMENT WITH THE SEC

      A SUPPLEMENT CONTAINING UPDATED FINANCIAL INFORMATION WILL BE MAILED
                        TO DELHAIZE AMERICA SHAREHOLDERS

BRUSSELS, Belgium and SALISBURY, N.C. - Delhaize America, Inc. (NYSE: DZA, DZB) and Delhaize Group (Euronext: DELB) have filed with the Securities and Exchange Commission a post-effective amendment to their registration statement in connection with the proposed share exchange between the companies. Delhaize America shareholders will vote on the share exchange proposal at the special meeting of shareholders on April 25, 2001.

Delhaize America is mailing to its shareholders a supplement containing excerpts from the Delhaize America and Delhaize Group post-effective amendment, which was filed with the SEC on April 13, 2001. The post-effective amendment contains updated financial information for Delhaize Group through its fiscal year ended December 31, 2000.

Delhaize America shareholders who would like to receive copies of this supplement prior to receiving it by mail will be able to download the information from www.delhaizegroup.com or www.delhaizeamerica.com. Additionally, Delhaize America shareholders may have the supplement delivered by electronic mail or by facsimile transmission by calling (704) 633-8250 ext. 2529.

Delhaize America shareholders may obtain copies of the post-effective amendment to the registration statement by visiting the website of the Securities and Exchange Commission at www.sec.gov. Shareholders also may obtain copies from Delhaize America without charge upon written or oral request to: Delhaize America, Inc., 2110 Executive Drive, Salisbury, North Carolina 28145, Attn:
Investor Relations, Tel: (704) 633-8250 ext. 2529. In addition, Delhaize America shareholders may call Georgeson Shareholder Communications Inc., Delhaize America's proxy solicitor, toll free at (800) 223-2064.

ABOUT DELHAIZE AMERICA

Salisbury, N.C.-based Delhaize America is the parent company of Food Lion, Hannaford Bros. and Kash n' Karry. With more than 1,400 stores from Maine to Florida, Delhaize America is one of the leading supermarket operators in the U.S. In 2000, Delhaize America achieved sales of USD 12.7 billion (EUR 13.7 billion) and net earnings of USD 155.5 million (EUR 168.7 million). For more information, visit the Delhaize America web site at www.delhaizeamerica.com.


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ABOUT DELHAIZE GROUP

Delhaize Group is a food retailer headquartered in Belgium and listed on Euronext Brussels. At the end of 2000, Delhaize Group's sales network consisted of 2,310 stores in 10 countries on three continents. In 2000, Delhaize Group achieved sales of EUR 18.2 billion (USD 16.9 billion) and net earnings of EUR
160.7 million (USD 148.8 million). Delhaize Group employs approximately 152,000 persons. For more information, visit the Delhaize Group web site at www.delhaizegroup.com.

INFORMATION FOR INVESTORS

Questions can also be emailed to Investor@delhaizegroup.com.

INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS THAT WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY DELHAIZE GROUP AND DELHAIZE AMERICA IN CONNECTION WITH THE SHARE EXCHANGE. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE IDENTITIES OF THE PARTICIPANTS IN ANY SOLICITATION OF PROXIES OR CONSENTS FROM DELHAIZE AMERICA SHAREHOLDERS AND A DESCRIPTION OF SUCH PARTICIPANTS' INTERESTS IN ANY SUCH SOLICITATION. FREE COPIES OF THE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE AT EITHER DELHAIZE GROUP HEADQUARTERS IN BRUSSELS, BELGIUM, OR DELHAIZE AMERICA HEADQUARTERS IN SALISBURY, NORTH CAROLINA.

SAFE HARBOR

This press release is not an offer or the solicitation of an offer to acquire any securities of Delhaize Group or Delhaize America and no such offer or solicitation will be made except in compliance with applicable securities laws.

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group's and Delhaize America's filings with the Securities and Exchange Commission. Neither Delhaize Group nor Delhaize America undertakes any obligation to update this forward-looking information except as required by law.

CONTACTS

DELHAIZE GROUP

Guy Elewaut +32 (0) 2 412 29 48
Geoffroy d'Oultremont +32 (0) 2 412 83 21

DELHAIZE AMERICA

Media:  Tawn Earnest (704) 633-8250, ext. 2185
Investors:  Amy Shue (704) 633-8250, ext. 2529



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